QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated 29 April 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Press release dated 29th April 2003 "Further improvement in average revenue trends quarter ended 31 March 2003",

—
Press release dated 28th April 2003 "Orange S.A. appoints new Chief Operating Officer"

29 April 2003

FURTHER IMPROVEMENT IN AVERAGE REVENUE TRENDS

QUARTER ENDED 31 MARCH 2003

        London and Paris 29 April 2003: Orange today announces its first quarter customer and revenue numbers, showing continued solid revenue growth and continued positive trends in average voice and non-voice revenue.

•
Revenues(1)(2): Total revenues were €4.26billion, an underlying increase of 9.4% over Q1 2002 pro forma revenues of €3.89billion (on a pro forma basis(2)(b) to include MobiNil and assuming constant exchange rates). At reported exchange rates, the percentage increase was 4.8% over Q1 2002 pro forma(2)(a) (to include MobiNil) revenues.
—
Recurring network revenues for the group increased 10.6% over Q1 2002 pro forma(2)(b), (again, including MobiNil and assuming constant exchange rates) to €3.92 billion. At reported exchange rates, the increase in recurring network revenues was 5.9% over Q1 2002 pro forma(2)(a) (including MobiNil).
—
Recurring network revenues from the Rest of World segment increased 24% over Q1 2002 (pro forma including MobiNil and constant exchange rates), to €905 million. Total revenues in the Rest of World operations passed €1billion for the quarter.
	—	Recurring network revenues account for 92% of total revenues.
	—	Contribution from non-voice services increased 29% over Q1 2002, to €495 million for the quarter, 12.6% of group recurring network revenues (10.4% in Q1 2002).
•	Annual average revenues(4): previous encouraging trends in ARPU have continued, with growth in both voice and non-voice revenues.
France: The rate of decline in overall French ARPU continued to fall, with Q1 2003 annual average revenue per user down 3.4% over Q1 2002, to €375.
	—	Within this, French contract ARPU was €552 (versus €580 at Q1 2002) and prepay ARPU was €162 (versus €172).
—
ARPU from non-voice services increased 21% to €35 for the twelve months ending March 2003, and accounted for 9.3% of recurring network revenues. For Q1 2003 alone, Orange France non-voice revenues represented 11.3% of total recurring network revenues.
—
Voice only ARPU was €340 for the twelve months to end March 2003, a 5.3% decline on Q1 2002. This followed a 5.8% increase in annual rolling average usage(8) (to 146 minutes per month), offset by the regulated decline in incoming call charges.
UK(7): overall annual average revenue per user increased faster than ever, up 7.3% to £263 (£245 for Q1 2002)
—
Within this, contract ARPU increased 3.9% over Q1 2002, to £563, while prepay ARPU increased 3.3% to £125. An improvement in the quality of the customer base accounted for the rest of the ARPU growth, as the proportion of contract customers increased to 32%.

	—	Of the £18 annual ARPU growth since Q1 2002, 50% came from voice usage and 50% from non-voice services.
—
For the twelve months to end March 2003, average non-voice revenue per user increased 30%, to £39, and accounted for 14.9% of UK recurring network revenues. For Q1 2003 alone, non-voice revenues were 15.8% of total recurring network revenues in the UK.
—
For the twelve months to end March 2003, average voice revenue per user was £224, an increase of 4.2% over Q1 2002 (the quarter when voice ARPU reached inflection point). This is comfortably in line with our target of delivering a 5% uplift in UK voice ARPU by 2005.
—
The increase in average voice revenues was generated through an increase in overall average usage (from 137 minutes per month at Q1 2002, to 142 minutes), and from an improvement in the average quality of traffic carried.

Rest of World: Total revenues in the Rest of World segment exceeded €1billion for the quarter, a 21% increase over the pro forma (including MobiNil and assuming constant exchange rates) result for the same quarter last year. At reported exchange rates, the increase over Q1 2002 pro forma total revenues (including MobiNil) was 13.6%.
Recurring network revenues increased more, by 24% (pro forma including MobiNil and constant exchange rates) to € 905 million, with all businesses performing well.
	—	Mobistar in Belgium increased recurring network revenues 16% to €234 million in the quarter.
	—	Orange Switzerland increased recurring network revenues 26% to €177 million in the quarter.
	—	The recently re-branded Orange Netherlands increased recurring network revenues 21% to €99 million in the quarter.
—
MobiNil in Egypt significantly increased network revenues in local currency. Underlying pro forma growth (assuming constant exchange rates) was 29% higher than over the same quarter last year. However, this was impacted by exchange rate movements, which led to a fall of 9% in Euro reported recurring network revenues, to €88 million.
•	Customers(1)(2): Group controlled customer base increased 7% over pro forma Q1 2002 (including MobiNil), to 44.9 million:
	—	Net additions were 557k in Q1 2003, mostly contributed by the Rest of World businesses. Of the growth in the quarter, 333k were on contract tariffs.
	—	The French and UK customer bases increased by over 5% each compared with Q1 2002, to 19.2 and 13.3 million respectively, with notable success in improving the quality and value of the customer base.
	—	Rest of World customers increased 13% year on year on a pro forma basis including MobiNil, to 12.4 million. Of these, 30% of the net additions are contract customers.

Sol Trujillo, Chief Executive Officer, said:

        "These are solid numbers, which clearly demonstrate Orange's focus on quality growth—not 'empty calorie' customers. Good, continuing trends in average customer usage and both voice and non-voice revenues are increasing the value of Orange's customer base and show the opportunity for significant quality growth ahead. We now intend to increase our rate of investment in targeted customer acquisition, retention and usage programmes, in order to take advantage of this. We expect the impact of this to start building progressively from the second half onwards, and this will dovetail with the evolution of Orange's strategy, which we intend to present at the end of June."

        "The future's bright, the future's Orange."

Customer and Revenue Growth for the three months ended 31 March 2003

Customers(1)(2)

        Orange Group increased its total controlled customer base by 557k in Q1 2003, to 44.9 million, 7.1% above Q1 2002's pro forma closing base of 41.9 million.

        Orange France(3) added 15k net new customers in Q1 2003, taking their registered customer base to over 19.2 million, of which 18.7 million (97.4%) are active under the "Autorité de Régulation des Télécommunications" ("ART") definition. Of the growth in the quarter, there were 119k net new contract customers, and a reduction of 104k in the prepay base as inactivity levels increased.

        Orange France now has 10.8 million registered contract customers, 56% of the total base and 8.4 million prepay customers.

        Orange UK added 1k net new customers in Q1 2003, taking the active customer base to 13.3 million, 5.1% higher than Q1 2002. As with Orange France, there was a successful focus on the quality of the customer mix, with 54k net growth on contract tariffs and a reduction of 53k on prepay.

        The UK contract customer base ended the quarter at 4.3 million of the total base, with 9 million prepay customers.

        Orange Rest of World operations reflect strong underlying growth in new customers, offset in some cases by an increase in prepay inactivity levels. The combined Rest of World operations added a total of 541k net new customers in Q1 2003, an increase of 14.4% on Q1 2002 (on a pro forma basis including MobiNil). This takes the Rest of World customer base to 12.4 million (pro forma including MobiNil: 11.0 million at Q1 2002).

        Revenues(1)(2)

        Group recurring network revenues increased 10.6% over pro forma Q1 2002 (at constant exchange rates and including MobiNil), to €3.92 billion in Q1 2003.

        Orange France recurring network revenues grew 4.1% to €1.7 billion in Q1 2003; Orange UK recurring network revenues grew 11.3% to €1.3 billion; and Rest of World recurring network revenues were €0.9 billion, up 23.6% compared to pro forma Q1 2002 (at constant exchange rates and including MobiNil).

        Including equipment sales and other revenues, group total revenues were €4.26 billion in Q1 2003, a 9.4% increase over pro forma Q1 2002 (including MobiNil and assuming constant exchange rates). At reported rates, the increase over Q1 2002 pro forma (including MobiNil) was 4.8%.

Non-voice revenues

        Usage of non-voice services continued to grow, and contributed €495 million of revenues in Q1 2003, 12.6% of Group recurring network revenues. In the UK, 15.8% of recurring network revenues came from non-voice services (13.6% in Q1 2002). In France non-voice revenues were 11.3%, up from 9.4% in Q1 2002. Belgium, Switzerland, Denmark, the Netherlands and Slovakia were all over 10% and are continuing to grow strongly.

For further information, please contact:

Orange SA
David Smyth Group Director of Strategic and Investor Services	+44(0)20 7984 1691
Katie Evans Investor Relations Manager	+44(0)20 7984 1710
Amélie Condroyer Investor Relations Manager	+44(0)20 7984 1710
Orange Media Centre
Niamh Byrne Group Head of Global Media Relations	+44(0)7977 002 811
Citigate Dewe Rogerson
Anthony Carlisle (+44(0)7973 611 888)	+44(0)20 7638 9571
France Telecom
Bruno Janet Senior Vice President Group Corporate Information	+33(0)1 44 44 88 71
Nilou Ducastel Group Press Director France Telecom	+33(0)1 44 44 93 93

Selected information for the three months ended 31 March 2003 and 2002

	Three months ended 31 March
	2003	2002(1)(2)(a) pro forma (incl. MobiNil) at reported exchange rates	2002(1)(2)(b) pro forma (incl. MobiNil) & assuming constant exchange
	(unaudited)	(unaudited)	(unaudited)
	(millions of €)
Total revenues
Orange France	1,864	1,794	1,794
Orange UK	1,429	1,409	1,293
Rest of World	1,002	882	827
Inter segment eliminations	(40)	(26)	(26)

Total	4,255	4,059	3,888

Note: MobiNil's total revenues are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) total revenues in Q1 2003, and on a pro forma basis in Q1 2002.

	Three months ended 31 March
	2003	2002(1)(2)(a) pro forma (incl. MobiNil) at reported exchange rates	2002(1)(2)(b) pro forma (incl. MobiNil) & assuming constant exchange
	(unaudited)	(unaudited)	(unaudited)
	(millions of €)
Network revenues
Orange France	1,745	1,676	1,676
Orange UK	1,295	1,267	1,163
Rest of World	905	784	732
Inter segment eliminations	(26)	(26)	(26)

Total	3,919	3,701	3,545

Note: MobiNil's recurring network revenues are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) recurring network revenues in Q1 2003, and on a pro forma basis in Q1 2002.

	Three months ended 31 March
	2003	2002(1)(2) pro forma
	(unaudited)	(unaudited)
	(in thousands)
Customer net additions
Orange France	15	454
Contract	119	264
Prepay	(104)	190
Orange UK	1	284
Contract	54	122
Prepay	(53)	162
Rest of World	541	473
Contract	160	72
Prepay	381	401

Total	557	1,211

Note: MobiNil's customer net additions are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) customer net additions in Q1 2003, and on a pro forma basis in Q1 2002.

	As at 31 March
	2003	2002(1)(2) pro forma
	(unaudited)	(unaudited)
	(in thousands)
Customer base
Orange France	19,231	18,277
Orange UK	13,313	12,671
Rest of World	12,380	10,983

Total	44,924	41,931

Note: MobiNil's customer base is proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) customer base in Q1 2003 and on a pro forma basis in Q1 2002.

Selected information for the three months ended 31 March 2003 and 2002

        Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a rolling 12-month(4) basis.

	Three months ended 31 March
	2003	2002
France(3)
Customers (in thousands) (period end)(10)	19,231	18,277

Contract	10,802	9,709
Prepay	8,429	8,568
Recurring network revenues (€ in millions)(6)	1,745	1,676
Equipment and other revenues (€ in millions)	119	118

Total revenues (€ in millions)	1,864	1,794
Annual average revenue per user (€)(4)	375	388
Contract	552	580
Prepay	162	172
UK
Customers (in thousands) (period end)(11)	13,313	12,671

Contract	4,292	3,883
Prepay	9,021	8,788
Recurring network revenues (€ in millions)(6)	1,295	1,267
Equipment and other revenues (€ in millions)	134	142

Total revenues (€ in millions)	1,429	1,409
Annual average revenue per user (£)(4)(7)	263	245
Contract	563	542
Prepay	125	121

Selected information for the three months ended 31 March 2003 and 2002

	Three months ended 31 March
	2003	2002(1)(2)(a)
Rest of World data
Belgium—Mobistar
Customers (in thousands) (period end)(9)	2,359	2,583
Total revenues (€ in millions)	265	232
Annual average revenue per user (€)	407	393
Denmark—Orange
Customers (in thousands) (period end)(12)	511	597
Total revenues (€ in millions)	59	54
Annual average revenue per user (€)(12)	354	263
Egypt—MobiNil (at 71.25%)
Customers(1)(2) (in thousands) (period end)	1,739	1,392
Total revenues(1)(2) (€ in millions)	93	103
Annual average revenue per user (€)	271	n/a
The Netherlands—Orange
Customers (in thousands) (period end)	1,037	1,148
Total revenues (€ in millions)	106	92
Annual average revenue per user (€)	357	279
Romania—Orange
Customers (in thousands) (period end)	2,377	1,719
Total revenues (€ in millions)	97	91
Annual average revenue per user (€)	190	256
Slovakia—Orange
Customers (in thousands) (period end)	1,767	1,432
Total revenues (€ in millions)	91	71
Annual average revenue per user (€)	194	229
Switzerland—Orange
Customers (in thousands) (period end)(13)	988	956
Total revenues (€ in millions)	192	156
Annual average revenue per user (€)(13)	724	619
Other Countries
Customers (in thousands) (period end)	1,602	1,156
Total revenues (€ in millions)	99	83
Total Rest of World
Customers (in thousands) (period end)(5)	12,380	10,983
Total revenues (€ in millions)	1,002	882

Notes

(1)
Basis of preparation:

  With effect from 1 July 2002, 71.25% of MobiNil's financial and operating data are proportionally consolidated into Rest of World and Orange Group.

(2)
Pro forma information:

(a)
Inclusion of MobiNil in Q1 2002 financial and operating data.

    In order to permit a more meaningful comparison of our performance against Q1 2002, all references or comparisons to profit and loss account data and selected operating data (customers and annual rolling ARPU) in respect of the three months ended 31 March 2002 relate to pro forma information prepared as if MobiNil had been part of our Group over the period 1 January 2002 to 31 March 2002.

  (b)
  Restatement of Q1 2002 financial data using Q1 2003 foreign exchange rates (in addition to the inclusion of MobiNil for the three months ended 31 March 2002 per note 2(a) above). In order to exclude the impact of fluctuations in foreign exchange rates on underlying performance, profit and loss account data for the three months ended 31 March 2002 has been restated for illustrative purposes only using constant exchange rates (ie the same exchange rates as in Q1 2003).

(3)
Orange France includes metropolitan France, Orange Caraïbe and Orange Réunion.

(4)
Annual average revenue per user ("ARPU") is calculated by dividing network revenues (including outgoing traffic, incoming traffic, access fees, visitor roaming and value added services) for the previous 12 months by the weighted average number of our customers during the same period. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France's mainland network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(5)
Includes all of the customers of our controlled wirefree operations outside France and the United Kingdom. Customers of companies in which we have a minority interest, such as Wind or TA Orange, and customers from our service provider subsidiaries, such as our former UK service provider, are not included.

(6)
Recurring network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

(7)
Prior to 1 October 2002, incoming call revenues arising from customers who have left Orange UK and transferred to one of the other UK networks, but who have kept their Orange numbers (Mobile Number Portability or "MNP"), were included in the calculation of Orange UK's overall and contract ARPUs. With effect from 1 October 2002, these revenues have been excluded from the calculation of Orange UK's recurring network revenues, and hence also from the overall and contract ARPUs.

(8)
Monthly average usage per user ("AUPU") is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the previous 12 months divided by the weighted average number of our customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis.

(9)
Mobistar's customer numbers as reported by Orange differ from those reported by Mobistar as follows:

  At the end of Q1 2002, Mobistar's reported customer base included a number of inactive prepay customers and suspended contract customers. Mobistar's Q1 2003 customer base excludes inactive prepay customers and suspended contract customers. On a like-for-like basis, excluding inactive prepay customers and suspended contract customers, Mobistar's Q1 2002 customer base would have been 2,149k customers.

(10)
Registered customer base.

(11)
Active customer base.

(12)
Denmark's ARPU was calculated on an active basis for the first time at the end of 2002. Calculated on a like for like basis with Q1 2002 i.e. including inactive customers, Q1 2003 ARPU would have been €309. Denmark's customer base decreased by 14% from Q1 2002 to Q1 2003 as a result of the move to reporting customers on an active basis. Estimated underlying growth was 0%.

(13)
Switzerland's ARPU was calculated on an active basis for the first time at the end of 2002. Calculated on a like for like basis with Q1 2002 i.e. including inactive customers, Q1 2003 ARPU would have been €643. Switzerland's customer base increased by 3% from Q1 2002 to Q1 2003 as a result of the move to reporting customers on an active basis. Estimated underlying growth was 21%.

ORANGE SA APPOINTS NEW CHIEF OPERATING OFFICER

        London, 28 April 2003.    Orange SA today announced that Sanjiv Ahuja has been appointed Chief Operating Officer of the Orange Group, effective immediately. Sanjiv, 46, will report directly to Orange Chief Executive Officer Sol Trujillo, and will be based in London.

        Sol Trujillo said: "As a world-class senior executive with a strong technology background, Sanjiv has great credentials for helping us transform Orange to become a truly integrated group. Having worked with Sanjiv when he was at Telcordia, I know that he is passionate about helping companies be the best, and a true innovator. He also has the energy and drive to move things forward quickly."

        Sanjiv was previously President of Telcordia Technologies (formerly Bellcore), the world's largest provider of operations support systems, network software and consulting and engineering services to the telecommunications industry, and providers of consulting services and communications software used by 80 per cent of the US telecommunications network. He led the growth of Telcordia into European markets, generating unprecedented revenue and profit growth as well as achieving industry-leading software quality and customer satisfaction.

        Recently, Sanjiv was Chief Executive Officer of Comstellar Technologies, a California-based company focused on creating and bringing to market innovative communications technologies.

        Sanjiv began his career at IBM in 1979 as a software engineer. From 1987 to 1990 he managed IBM strategy for transaction processing, and from 1990 to 1994 he was responsible for IBM's distributed network and systems business, leading IBM into the telecommunications software market globally.

        He has a degree in electrical engineering from Delhi University, India, and a masters in computer science from Columbia University in New York.

        Sol continued: "Sanjiv has demonstrated his ability to deal with the complexity of existing systems while embracing new and emerging technologies to bring value to customers rapidly and cost-efficiently."

        Sanjiv said: "I am excited about joining the Orange team at this juncture of its growth. At Orange we have an unprecedented opportunity to leverage our vast technical resources, market position and brand to transform ourselves into one integrated company providing world-class solutions to our customers."

        Scott McNealy, Chairman, President and CEO of Sun Microsystems, said:."Sanjiv Ahuja and I partnered during his tenure as President of Telcordia Technologies, where we forged a strong relationship built on delivering world-class products and services. Sanjiv's achievements in the European markets are staggering in terms of delivering cutting-edge innovations. This is a tremendous win for Orange—in Sanjiv, they have a dedicated and focused leader highly capable of driving the company's future success."

        Pierre Bonelli, Chief Executive Officer of Bull, said: "Sanjiv's track record and experience are a perfect fit for his new role. Having worked with both Orange and Sanjiv, I know that they share a commitment to customers and to innovation. This is an exciting time for Orange and this appointment will be decisive in ensuring its future success."

Notes to Editors

        Orange and wirefree are trade marks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France,

Switzerland, Romania, Denmark, Slovakia, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands and Botswana. The Orange group also has controlled operations in Belgium (Mobistar) and Madagascar (SMM) and intends to launch an Orange operation in Luxembourg. The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria) and Mumbai/India (BPL Mobile). As at the end of December 2002, Orange was the largest mobile operator in both the UK with 13.3 million active customers, and France with 19.2 million active customers. Orange controlled companies have 44.4 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com

For more information please call the Orange media centre on +44 207 984 2000 or +44 7973 201 911

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
DATE: 29 APRIL 2003	By:	/s/ PHILIPPE MCALLISTER Philippe McAllister Director

QuickLinks

FURTHER IMPROVEMENT IN AVERAGE REVENUE TRENDS QUARTER ENDED 31 MARCH 2003
ORANGE SA APPOINTS NEW CHIEF OPERATING OFFICER
SIGNATURES